Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

May 2, 2006

To WW Sales:

I am extremely excited and enthused by the opportunity that we are presented with through the acquisition of ADIC. We will add significantly to our product portfolio and we now will have the capability to satisfy any customer requirement by providing the right solution for the situation. This is a watershed event for Quantum as we now become the industry leader in back up, recovery and archive solutions and allow our customers to utilize one provider for all their needs. The two sales organizations complement each other in a number of ways. One of the main reasons for this acquisition is to join ADIC’s strength in the enterprise space with Quantum’s strength in the midrange and volume space. ADIC has a large sales and service footprint throughout the globe with emphasis in APAC on China and Korea, while Quantum’s focus in APAC has been more in Australia and India.

We are in the process of contacting executives from our key OEM and channel partners to reinforce all the positives this will bring to our relationships. We will provide all of you with the key messages to convey to your customers and contacts through fact sheets and Q & A’s. The actual close of a deal of this type typically takes about 3 to 4 months as we secure shareholder and governmental approvals. In the interim while it is OK to discuss the information provided with your customers, it is important that we do not collaborate in any way with our counterparts at ADIC on customer plans, especially as it relates to pricing. The litmus test is that a customer should not perceive Quantum and/or ADIC treating them any differently (from a business perspective) as a result of the definitive agreement announcement. Also we should make no joint calls on a customer with anyone from ADIC until the deal is closed and even then only with your manager’s approval.

We will quickly begin the process of integration planning and this work will involve my staff and a number of others within the sales organization. Our intent is to have a plan developed that we can begin to implement upon closure of the deal. It is far too early to speculate on what the plan will look like but we intend to be very open in understanding how ADIC has done things and where it makes sense incorporate into Quantum. We will want to assure we have the best of the best going forward and I would expect that the number of impacted positions between the two sales groups will be relatively small. It is very important that we allay any concerns our customers might have especially our channel partners. Let’s remind them of Quantum’s long standing commitment to the channel and that this will make us an even better company to partner with.

I know everyone would like to have all the specifics on what will happen and the answer to all their questions but most of these things will not be discussed and decided for some time. It is absolutely critical that every one of us keep very focused on the job at hand which is delivering a growth quarter to the company. This would be a very positive message to our customers and the industry on top of the acquisition. I know it is easy to be distracted and want to know what is going on in these situations but as I stated we intend to develop our plan quickly and we will let everyone know the details as soon as we can. I know I can count on everyone to do his or her utmost during this interim period and for the quarter.

We will have our quarterly sales calls this week to review our business and objectives for this quarter.

Let’s keep selling!

Regards

Tony

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.